August 1, 2005

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”) File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of July 18, 2005 and July 26, 2005 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 7 to its registration statement. PEA 7 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 20, 2005 for the purpose of adding one new series: the Cookson Peirce Core Equity Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate. For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Funds’ responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED JULY 18, 2005

Prospectus (Implementation of Investment Objective and Principal Investment Strategies)

1.
Please state to what extent the Fund will invest in foreign securities; or, if the Fund does not intend to invest in foreign securities, please state so supplementally. If the Fund will invest in foreign securities as part of its principal investment strategy, please add such disclosure to applicable portions of the prospectus.

The Fund does not intend to invest in foreign securities.

2.	Please restate the fourth sentence of the first paragraph in plain English.

The sentence has been replaced with the following language:

“The Fund’s investment strategy focuses on individual stock selection taking into consideration the stock’s industry group.”

Prospectus (Fees and Expenses)

3.	Please revise footnote 4 to the Fees and Expenses table so that it is consistent with the subsection entitled “Fund Expenses” and general accounting principles.

The footnote has been revised as follows:

“The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, without causing Fund operating expenses to exceed the 2.00% cap.”

Prospectus (Portfolio Managers)

4.	Regarding the biography of Robert B. Peirce, please explain what is meant by “postgraduate studies” in the last sentence of the paragraph.

A statement clarifying that no degrees were awarded has been added so that the applicable sentence reads as follows:

“He has also completed graduate level courses in accounting and statistics at Case Western Reserve and Western Virginia Universities. However, no graduate degrees were awarded.”

5.	Please include the required disclosure stating that further information regarding the Fund’s portfolio managers can be found in the Statement of Additional Information.

The following statement has been added at the end of the applicable section:

“The Fund’s SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities in the Fund.”

Prospectus (Additional Investment Strategies)

6.
With respect to the paragraph regarding investment strategies which may be expected to result in high portfolio turnover, please provide more complete disclosure with respect to the tax impact that high portfolio turnover rates may have on shareholders.

The applicable sentence in the paragraph has been revised to read as follows:

“A high turnover rate in any year will result in payment by the Fund of above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates.”

Prospectus (Share Price)

7.
With respect to fair valuation of securities by the Board of Trustees, please provide disclosure stating whether the Board of Trustees has approved the fair valuation policies and procedures, and detailing how the Board of Trustees periodically evaluates the accuracy of the valuation methods and the reliability of the fair valuation policies and procedures.

The relevant language has been revised to read as follows:

“When market quotations are not readily available, any security or other asset is valued at its fair value as determined in good faith in accordance with procedures adopted by the Trust’s Board of Trustees. These fair value procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Advisor to believe that a security’s last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. If a reliable market quotation becomes available for a security formerly valued through fair valuation techniques, the Fund would compare the new market quotation to the fair value price to evaluate the effectiveness of its fair valuation. If any significant discrepancies are found, the Fund may adjust its fair valuation pricing procedures. The Board will regularly evaluate whether their fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Trust and the quality of prices obtained through their application by the Valuation Committee.”

Statement of Additional Information (Portfolio Holdings Information)

8.	Please provide a complete list of all persons receiving the Fund’s portfolio holdings information (“non-standard disclosure”) on an ongoing basis in accordance with Item 11(f)(2) of Form N-1A.

A complete list of such persons has already been provided.

Statement of Additional Information (Investment Advisor)

9.	Please update the disclosure regarding approval of the investment advisory agreement by the Board of Trustees so that it reflects the accurate date of the meeting where the approval took place.

The paragraph has been revised to read as follows:

“When approving the Advisory Agreement on behalf of the Fund at a meeting of the Board of Trustees on July 19, 2005, the Board of Trustees, including the Independent Trustees, in consultation with legal counsel, (i) reviewed the Advisor’s Form ADV, Parts I and II, noting the qualifications of the Advisor’s personnel, disclosure regarding trade aggregation and the Advisor’s Code of Ethics; (ii) reviewed a memorandum from the Trust’s legal counsel regarding the Trustees’ duties in connection with the approval of the proposed advisory agreement; and (iii) reviewed information provided by an independent third party regarding the Fund’s proposed total expense ratio, after giving effect to the operating expense limitation agreement, as compared to a benchmark category and the Advisor’s contractual advisory fee compared to the same benchmark. In both cases, the Trustees noted that the proposed total expenses and advisory fee were within the ranges of what other similar funds currently charge. The Trustees also reviewed the draft investment advisory agreement and the operating expense limitation agreement noting the Advisor’s commitment to limit the Fund’s total expenses to 2.00%. The Trustees requested and received information from the Advisor regarding breakpoints. The Advisor indicated that as the Fund grows it might be willing to consider implementation of a break point arrangement. Further the Trustees received from the Advisor a certification that its Code of Ethics contained provisions reasonably necessary to prevent access persons from engaging in prohibited conduct. The Trustees also reviewed a summary of the Advisor’s compliance program, which contained policies, and procedures reasonably designed to prevent the Advisor from violating the federal securities laws. Finally, the Trustees reviewed the Advisor’s financial statements and information regarding the Advisor’s composite performance, which is believed to be relevant to the Fund.”

RESPONSES TO ORAL COMMENTS DATED JULY 26, 2005

10.
Please revise the disclosure provided in response to Comment 9 above to reflect the requirement of Item 12(b)(10) of Form N-1A that the disclosure describe the conclusions that formed the basis for the board of trustee’s approval of the investment advisory agreement.

The paragraph has been revised to read as follows:

“When approving the Advisory Agreement on behalf of the Fund at a meeting of the Board of Trustees on July 19, 2005, the Board of Trustees, including the Independent Trustees, in consultation with legal counsel, (i) reviewed the Advisor’s Form ADV, Parts I and II, noting the qualifications of the Advisor’s personnel, disclosure regarding trade aggregation and the Advisor’s Code of Ethics; (ii) reviewed a memorandum from the Trust’s legal counsel regarding the Trustees’ duties in connection with the approval of the proposed advisory agreement; and (iii) reviewed information provided by an independent third party regarding the Fund’s proposed total expense ratio, after giving effect to the operating expense limitation agreement, as compared to a benchmark category and the Advisor’s contractual advisory fee compared to the same benchmark. In both cases, the Trustees concluded that the proposed total expenses and advisory fee were reasonable as they were within the ranges of what other similar funds currently charge. The Trustees also reviewed the draft investment advisory agreement and the operating expense limitation agreement and came to the conclusion that the Advisor’s commitment to limit the Fund’s total expenses to 2.00% in light of the overall expense structure of the Fund was reasonable. The Trustees requested and received information from the Advisor regarding breakpoints. The Advisor indicated that as the Fund grows it might be willing to consider implementation of a breakpoint arrangement. Further the Trustees received from the Advisor a certification that its Code of Ethics contained provisions reasonably necessary to prevent access persons from engaging in prohibited conduct. The Trustees also reviewed a summary of the Advisor’s compliance program, which contained policies, and procedures reasonably designed to prevent the Advisor from violating the federal securities laws. Finally, the Trustees reviewed the Advisor’s financial statements and information regarding the Advisor’s composite performance, which is believed to be relevant to the Fund. After reviewing such information as they deemed necessary, the Board (including a majority of the Independent Trustees) concluded that the approval of the Advisory Agreement was in the best interests of the Fund.”

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact Rachel Lohrey by telephone at 414/765-5384 or by facsimile at 414/212-7313.

Sincerely,

/s/ Chad E. Fickett

Chad E. Fickett
for TRUST FOR PROFESSIONAL MANAGERS

cc: Carol Gehl, Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.
ATTORNEYS AT LAW
780 North Water Street
Milwaukee, Wisconsin 53202
Phone (414) 273-3500 Fax (414) 273-5198

July 29, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Trust for Professional Managers

Ladies and Gentlemen:

We represent Trust for Professional Managers (the “Company”) in connection with its filing of Post-Effective Amendment No. 10 (the “Post-Effective Amendment”) to the Company’s Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Carol A. Gehl

Carol A. Gehl

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